

June 22, 2011

Via Facsimile
Ms. Kathleen E. Redd
Vice President, CFO and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

      RE: GenCorp Inc.
               Form 10-K for Fiscal Year ended November 30, 2010
               Filed February 2, 2011
               Form 10-Q for Fiscal Quarter ended February 28, 2011
               Filed April 8, 2011
               Schedule 14A
               Filed February 17, 2011
               File No. 1-1520

Dear Ms. Redd

      We have reviewed your response letter dated May 26, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A Filed on February 17, 2011

Compensation Discussion and Analysis, page 26

Long-Term Incentives, page 29

1. We note your response to comment six of our letter dated May 5, 2011. Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of the corporate goals tied to payouts under the 2010 LTIP would cause substantial competitive harm. Please provide a more detailed discussion that analyzes the nexus between disclosure of the financial and operational objectives and the specific

        manner in which competitors could use the information to obtain the competitive advantages cited. We would expect to see a separate analysis for each specified objective that includes differentiation between historical and prospective goals and the corresponding effect on your belief that competitive harm would ensue through disclosure.

        You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ John Hartz

                                                John Hartz
                                                Senior Assistant
                                                  Chief Accountant